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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December 2002


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X   Form 40-F
                                    ---            ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes     No  X
                                   ---    ---


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Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K:

Exhibit 99.1: a notice of addition of an affiliated company, filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission of Korea on December 3, 2002.

Exhibit 99.2: a notice of corporate disclosure of issues of significance regarding cancellation of (i) certain resolutions adopted by the Company's board of directors and (ii) an extraordinary shareholders meeting, filed with KOSDAQ and the Financial Supervisory Commission of Korea on December 4, 2002.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             HANARO TELECOM, INC.



Date: December 4, 2002                       By: /s/ Kyu June Hwang
                                                --------------------------------
                                             Name:  Kyu June Hwang
                                             Title: Managing Director
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                                  EXHIBIT INDEX


Exhibit        Description
-------        -----------
Exhibit 99.1:  a notice of addition of an affiliated company, filed with
               Korea Securities Dealers Association Automated Quotation Market
               ("KOSDAQ") and the Financial Supervisory Commission of Korea on
               December 3, 2002.

Exhibit 99.2: a notice of corporate disclosure of issues of significance regarding cancellation of (i) certain resolutions adopted by the Company's board of directors and (ii) an extraordinary shareholders meeting, filed with KOSDAQ and the Financial
               Supervisory Commission of Korea on December 4, 2002.